Exhibit 99.1

ESSA Pharma Announces Pricing of Proposed Equity Offering

HOUSTON and VANCOUVER, July 13, 2017 /CNW/ - ESSA Pharma Inc. (TSX: EPI; NASDAQ: EPIX) ("ESSA" or the "Company"), a clinical-stage pharmaceutical company focused on the development of novel small molecule drugs for the treatment of prostate cancer, is pleased to announce today that the Company has priced its previously announced offering of equity securities (the "Proposed Offering").  Pursuant to the Proposed Offering, ESSA intends to issue units of the Company ("Units") at a price of US$0.44 per Unit. Each Unit will be comprised of one common share of the Company (a "Common Share") and one common share purchase warrant (a "Warrant").  Each Warrant will be exercisable at a price of US$0.51 and entitle the holder thereof to acquire one common share of the Company (a "Warrant Share") for a period of five years following the closing of the Proposed Offering. The number of Units to be sold and aggregate size of the Proposed Offering will be determined following completion of the marketing effort.

The Company intends to enter into an agency agreement with a Canadian agent in respect of sales under the Proposed Offering, with a U.S. placement agent being part of the selling group. The selling group will be paid a cash commission equal to 7.0% of the gross proceeds of the Proposed Offering (except in respect of Units issued to certain specified purchasers, in which case the cash commission will be reduced to 3.5%). The price of the Units was determined by negotiation between the Company and the Canadian agent in the context of the market.

The Company intends to use the net proceeds of the Proposed Offering for the Company's pre-clinical and clinical development of the prostate cancer programs and for working capital and other general corporate purposes.

The Company will apply to list the Common Shares and the Warrant Shares on the Toronto Stock Exchange ("TSX"). Listing will be subject to satisfying all of the requirements of the TSX and the NASDAQ Capital Market ("NASDAQ"). The Company expects to close the Proposed Offering on or about July 20, 2017, or such other date as may be mutually agreed to by the Company and the Canadian agent, subject to satisfaction of customary closing conditions, including, but not limited to, the receipt of all necessary stock exchange approvals, such as the final approval of the TSX and NASDAQ.

The Proposed Offering is to be effected in each of the provinces of British Columbia, Alberta and Ontario by way of a prospectus supplement to ESSA's base shelf prospectus dated December 22, 2015 and elsewhere on a private placement basis.

The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold to, or for the account or benefit of, persons in the United States or "U.S. persons," as such term is defined in Regulation S promulgated under the U.S. Securities Act ("U.S. Persons"), except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom.  This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities to, or for the account of benefit of, persons in the United States or U.S. Persons.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about the composition of the Units, the timing of the closing of the Proposed Offering, the satisfaction and timing of the receipt of required stock exchange approvals and other conditions to closing of the Proposed Offering, the jurisdictions in which the Units will be offered and the intended use of proceeds of the Proposed Offering.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) the Phase 1 portion of the Phase 1/2 clinical trial proceeding as expected; (iii) obtaining positive results of clinical trials; (iv) obtaining necessary regulatory approvals; and (v) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 14, 2016 under the heading "Risk Factors", a copy of which is available on ESSA's profile at the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

SOURCE ESSA Pharma Inc

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%CIK: 0001633932

For further information: David S. Wood, Chief Financial Officer, Tel: (778) 331-0962

CO: ESSA Pharma Inc

CNW 11:57e 13-JUL-17